                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[x] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001.

                                       or

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to ________________.


                         Commission file number 1-12273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Roper Industries, Inc. Employees' Retirement Savings 004 Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Roper Industries, Inc., 160 Ben Burton Rd., Bogart, GA 30622.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Roper Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of Roper Industries, Inc. Employees' Retirement Savings 004 Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan's management. The schedules has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                    Arthur Andersen LLP

April 25, 2002
Atlanta, Georgia

                             ROPER INDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                 Statement of Net Assets Available for Benefits

                           December 31, 2001 and 2000
                                 (In thousands)

                                                                     2001        2000
                                                                   --------    --------
Investments, at fair value, based upon quoted market prices        $ 14,051    $ 14,264
                                                                   --------    --------

Investments, at contract value, as determined by the Trustee          3,661       2,800
                                                                   --------    --------

Cash                                                                     16           9
                                                                   --------    --------

Contributions receivable:
   Participant withholdings                                             246         265
   Employer matching                                                     86          96
                                                                   --------    --------
                                                                        332         361
                                                                   --------    --------

Net assets available for benefits                                  $ 18,060    $ 17,434
                                                                   ========    ========


        The accompanying notes are an integral part of these statements.

                             ROPER INDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

           Statements of Changes in Net Assets Available for Benefits

                 For the years ended December 31, 2001 and 2000
                                 (In thousands)

                                                           2001         2000
                                                        ----------   ----------

Additions:
   Investment income (loss):
     Net depreciation in fair value of investments      $   (2,152)  $   (2,166)
     Dividends                                                 240          614
     Interest                                                   31           27
                                                        ----------   ----------
       Total investment loss                                (1,881)      (1,525)
                                                        ----------   ----------

   Contributions:
     Participant rollovers                                     705          172
     Participant withholdings                                3,259        3,370
     Employer matching                                       1,136        1,015
                                                        ----------   ----------
       Total contributions                                   5,100        4,557
                                                        ----------   ----------

       Total additions                                       3,219        3,032
                                                        ----------   ----------

Deductions:
   Benefits paid to participants                             2,590        2,025
   Other                                                         3            5
                                                        ----------   ----------

       Total deductions                                      2,593        2,030
                                                        ----------   ----------

Net increase in net assets available for benefits              626        1,002

Net assets available for benefits, beginning of year        17,434       16,432
                                                        ----------   ----------

Net assets available for benefits, end of year          $   18,060   $   17,434
                                                        ==========   ==========


         The accompanying notes are an integral part of these statements

                             ROPERINDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                  Notes to Financial Statements and Schedules
                           December 31, 2001 and 2000

1.   The Plan

     The following description of the Roper Industries, Inc. Employees' Retirement Savings 004 Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

     General
     -------

        The Plan is sponsored by Roper Industries, Inc. ("Roper" or "Employer"). It is a defined contribution retirement savings plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Scudder Trust Company and Scudder Kemper Retirement Services serve as trustee and record keeper, respectively.

     Eligibility
     -----------

        Employees of certain of Roper's subsidiaries become eligible to participate in the Plan after six months of continuous service provided the employee has attained 18 years of age. New employees of Roper resulting from certain mergers and acquisitions are credited for service with the prior company for eligibility and vesting purposes.

     Participant Contributions
     -------------------------

        Participants may make contributions in 1% increments of their eligible compensation, as defined by the Plan, within the range of 1% to 20%, for each payroll period in the form of before-tax contributions. Total participant contributions during the Plan's fiscal year may not exceed the ceiling established by the Internal Revenue Service ($11,000 for 2001 and $10,500 for 2000). Participants may change their rate of contributions up to four times per year.

     Employer Contributions
     ----------------------

        The Plan allows each participating subsidiary of Roper to choose its own matching policy among several options. The options consist of no employer matching, 50% employer matching of the first 6% of participant contributions and 50% employer matching of the first 8% of participant contributions. Employer contributions are also limited by guidelines established by the Internal Revenue Service. Employer contributions can only be based on the first $200,000 and $170,000 of participant compensation in 2001 and 2000, respectively.

     Participant Accounts
     --------------------

        The Plan's trust consists of contributions by the participants and Roper and net earnings (losses) from investments. Investment appreciation or depreciation and investment earnings (losses) are credited to or deducted from participant accounts based on the ratio of each participant's account to the aggregate of all participant accounts within each fund on a daily basis.

                              ROPERINDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                   Notes to Financial Statements and Schedules
                           December 31, 2001 and 2000


     Investment Options
     ------------------

        Each participant may elect to have contributions invested in any of the investment funds offered by the Plan. At December 31, 2001, the investment choices consisted of Roper common stock, Scudder Balanced Fund, Scudder Growth and Income Fund, Scudder International Fund, Scudder Large Company Growth Fund, Scudder Stable Value Fund, Scudder Stock Index Fund, INVESCO Dynamics Fund, Janus Worldwide Fund, Managers Special Equity Fund and PIMCO Total Return Fund. A participant can change investment choices at any time by calling the recordkeeper directly.

     Benefit Payments
     ----------------

        Upon separation of service, as defined by the Plan, participants may generally elect to receive their vested account balances in either a lump-sum payment or several forms of periodic installments. If vested account balances are less than $5,000, participants will automatically receive a lump-sum distribution.

     Vesting
     -------

        Participants are immediately vested in their contributions plus investment performance thereon. Employer contributions become vested to participants 20% after the first year of participation and an additional 20% after each additional year of participation, up to 100%.

     Termination
     -----------

        Roper may terminate, or partially terminate, the Plan or discontinue employer contributions to the Plan at any time, in which case all employer contributions and allocated earnings to each participant's account would become fully vested and nonforfeitable.

     Forfeitures
     -----------

        All forfeitures by participants, as defined by the Plan, are retained in the Plan and are used to pay Plan expenses and reduce Employer contributions. The Plan applied forfeited nonvested amounts of $53,000 and $85,000 against Employer contributions during the years ended December 31, 2001 and 2000, respectively.

     Participant Loans
     -----------------

        Participants may borrow up to the lesser of 50% of their vested account balance, 100% of the participant-contributed portion of their total account balance or $50,000. Generally, loans must be repaid within five years. The interest rate on such loans is 1 1/2 percentage points higher than the prime interest rate at the inception of the loan. A participant may have only one loan outstanding at any time. There is generally a 30-day waiting period between loans.

                             ROPERINDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                  Notes to Financial Statements and Schedules
                           December 31, 2001 and 2000


2.   Summary of Significant Accounting Policies

     Basis of Presentation
     ---------------------

        The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates
     ----------------

        The preparation of the financial statements value in conformity with generally accepted accounting principles requires the plan's management to use estimates and assumptions that affect the net assets available for benefits and changes therein. Actual results could differ from these estimates.

     Investments
     -----------

        Investments, other than investment contracts, are stated at fair value based upon financial sources believed to be reliable. The Plan's investment in the Scudder Stable Value Fund is stated at contract value in accordance with Statement of Position 94-4, "Reporting for Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." Participant loans are stated at the unpaid balances on individual participant accounts, which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis.

        Investment securities, in general, are exposed to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

        In the statement of changes in net assets available for benefits, net depreciation in fair value of investments includes realized gains or losses and the unrealized appreciation or depreciation of those investments.

        In-kind distributions of Plan assets are recorded at cost.

        Roper has multiple plans, including the Plan, covering its employees. Each subsidiary's employees generally participate in only a single plan. Participants transferring between companies and between plans are reported as a distribution by one plan and a rollover contribution by the other plan. Such transactions affecting the Plan during the years ended December 31, 2001 and 2000 included rollovers of $9,000 and $32,000, respectively, and distributions of none and $27,000, respectively.

     Expenses
     --------

        Roper pays substantially all administrative expenses of the Plan.

                              ROPERINDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                  Notes to Financial Statements and Schedules
                           December 31, 2001 and 2000


3.   Investments

     Investments that represented at least 5% of the Plan's net assets available for benefits at December 31, 2001 or 2000 were as follows (in thousands):

                                                          2001          2000
                                                       ----------    ----------

         Scudder Stable Value Fund                     $    3,329    $    2,445
         Scudder Stock Index Fund                           2,860         3,111
         Scudder Large Company Growth Fund                  2,364         2,893
         INVESCO Dynamics Fund                              2,283         2,767
         Roper Industries, Inc. common stock                1,477         1,247
         Scudder Growth and Income Fund                     1,335         1,192
         Scudder Balanced Fund                              1,266         1,178
         Janus Worldwide Fund                               1,244           972

     The Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows for the years ended December 31, 2001 and 2000 (in thousands):


                                               2001          2000
                                            ----------    ----------

         Mutual funds                       $   (2,301)   $   (1,743)
         Common trust funds                       (375)         (317)
         Common stock                              524          (106)
                                            ----------    ----------

                                            $   (2,152)   $   (2,166)
                                            ==========    ==========

4.   Income Tax Status

     The Plan was issued a favorable determination letter by the Internal Revenue Service dated October 20, 1999 in which the Internal Revenue Service found that the Plan was in compliance with the applicable requirements of the Internal Revenue Code with respect to qualified plans. Roper has administered the Plan since the application for a determination letter was submitted such that Roper believes the Plan continues to be exempt under the Internal Revenue Code.

5.   Nonexempt Transaction

     For the year ended December 31, 2001, the Company on three occasions remitted participant contributions to the Plan outside of the time limit required by the Department of Labor (identified in schedule 2) by short periods of time, representing a nonexempt loan of funds to the Company from the Plan.

                             ROPERINDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                  Notes to Financial Statements and Schedules
                           December 31, 2001 and 2000

6.   Related Party Transactions

     Certain Plan investments are shares of mutual funds or common trust funds managed by Scudder Trust Company. Scudder Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

     Certain Plan investments are shares of Roper common stock. Roper is the sponsor of the Plan.

                                                                      Schedule 1

                             ROPER INDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

            Schedule H, 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001
                                 (In thousands)

                                                               (c)
                                                    Description of investment
                         (b)                     including maturity date, rate of                     (e)
            Identity of issuer, borrower             interest, collateral, par              (d)     Current
 (a)              or similar party                       or maturity value                 Cost      value
-----  --------------------------------------    --------------------------------         ------   --------
       Mutual funds:
*        Scudder Balanced Fund                                 74 shares                     (1)   $ 1,266
*        Scudder Growth and Income Fund                        63 shares                     (1)     1,335
*        Scudder International Fund                            10 shares                     (1)       370
*        Scudder Large Company Growth Fund                     92 shares                     (1)     2,364
         INVESCO Dynamics Fund                                143 shares                     (1)     2,283
         Janus Worldwide Fund                                  28 shares                     (1)     1,244
         Managers Special Equity Fund                           5 shares                     (1)       320
         PIMCO Total Return Fund                               51 shares                     (1)       532

       Common trust funds:
*        Scudder Stable Value Fund                          3,329 units                      (1)     3,329
*        Scudder Stock Index Fund                              87 units                      (1)     2,860

       Common stock:
*        Roper                                                 30 shares                     (1)     1,477

       Other:
*        Various Plan participants               Unsecured fixed-rate loans                  (1)       332
                                                 interest rates range from 5.75 to 9.25%
                                                                                                   -------

                                                                                                   $17,712
                                                                                                   =======


                       * Parties-in-interest to the Plan.
                            (1) Participant-directed.




          The accompanying notes are an integral part of this schedule.

                                                                      Schedule 2

                             ROPER INDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                  Schedule G, Part III - Nonexempt Transactions

                      For the year ended December 31, 2001
                                 (In thousands)

     Identity of Issuer or Party Involved     Relationship to Plan               Description of Investment          Value of  Assets
     -------------------------------------------------------------------------------------------------------------------------------
     * Roper Industries, Inc.               Plan sponsor                  Deemed loan to the Company February 2001              $299
     * Roper Industries, Inc.               Plan sponsor                  Deemed loan to the Company March 2001                  288
     * Roper Industries, Inc.               Plan sponsor                  Deemed loan to the Company August 2001                 253




     * Represents a party-in-interest

          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                   Roper Industries, Inc. Employees' Retirement Savings 004 Plan
                   -------------------------------------------------------------
                                           (Name of Plan)


                   By:  Roper Industries, Inc., Plan Administrator

                   By:     /s/  Martin S. Headley
                       ---------------------------------------------------------
                                              (Signature)
                       Martin S. Headley                          April 30, 2002
                       Vice President and Chief Financial Officer

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report dated April 25, 2002, included in this annual report of the Roper Industries, Inc. Employees' Retirement Savings 004 Plan on Form 11-K for the year ended December 31, 2001, into the Plan's previously filed Registration Statement No. 333-36897.


                                           Arthur Andersen LLP


Atlanta, Georgia
April 30, 2002